                       SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C. 20549

-----------------------------------------------------
In the Matter of
                                                              CERTIFICATE
Xcel Energy Inc.
                                                                    OF
File No. 70-9635
                                                              NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

        This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) as amended by order dated March 7, 2002 (HCAR No. 27494) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from October 1, 2001 through December 31, 2001 (the "Fourth Quarter").

a.) FOLLOWING IS A COMPUTATION UNDER RULE 53(A) SETTING FORTH XCEL ENERGY'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL EWGS AND
        FUCOS:

        Average consolidated retained earnings:                $  2,467.1 million
        Aggregate investment in all EWGs and FUCOs*:           $    928.9 million

        * The balance includes $781.9 million of Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.

b.)     FOLLOWING IS A LISTING OF XCEL ENERGY'S AGGREGATE INVESTMENT IN EACH
        EWG:
        (in millions)

        Investment in EWGs:
          NRG Energy, Inc.*                                             $  781.9
          Independent Power International                                    5.0
          Xcel Energy Argentina Inc.                                        97.6
          Denver City Energy Associates, L.P.                                7.5
                                                                        --------
                                                                           892.0
        Investment in FUCOs                                                 36.9
                                                                        --------
                                                                        $  928.9
                                                                        ========

        * The aggregate investment represents Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.

c.)     XCEL ENERGY'S CONSOLIDATED CAPITALIZATION RATIO AS OF DECEMBER 31, 2001:

        Debt as a percentage of capitalization                             66.9%
        (including approximately $2,225 million of short-term debt)

        Common stock equity as a percentage of capitalization*             30.4%

        Preferred equity as a percentage of capitalization                  2.7%
        (including mandatorily redeemable preferred securities)

        * Common stock equity includes par value, premium, retained earnings, shares held by ESOP, accumulated other comprehensive income and $655 million of minority interest.

d.)     MARKET-TO-BOOK RATIO OF XCEL ENERGY'S COMMON STOCK AS OF DECEMBER 31,
        2001:

        Market-to-book ratio at December 31, 2001                           1.55

e.) NEW EWG PROJECTS IN WHICH XCEL ENERGY INVESTED OR COMMITTED TO INVEST DURING THE FOURTH QUARTER:

        During the fourth quarter of 2001, Xcel Energy, through Xcel Energy Argentina Inc., contributed an additional $20.9 million to Corporacion Independiente de Energia S. A., a wholly-owned subsidiary of Xcel Energy Argentina, to provide financing to pay off outstanding debt and for general corporate purposes.

f.) GROWTH IN CONSOLIDATED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL OTHER SUBSIDIARIES OF XCEL ENERGY):

        (in millions)
        Retained earnings growth from EWG projects                   $     424.3
        Retained earnings growth from all other Xcel Energy
           subsidiaries (reflects dividend payments)                      (150.1)
                                                                     ------------
        Total increase in consolidated retained earnings for
           the year ended December 31, 2001                          $     274.2
                                                                     ===========

g.)     YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH DECEMBER 31,
        2001:

                                                        Revenue            Net income
        (in millions)                                   -------            ----------
        NRG Energy, Inc.                            $    1,724.8         $      426.9
        Independent Power International                     22.8                (2.0)
        Xcel Energy Argentina Inc.                          35.9                (3.2)
        Denver City Energy Associates, L.P.                 31.8                  2.7

h.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE. None sold (other than through dividend reinvestment or benefit plans as described below).

i.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE FOURTH QUARTER UNDER XCEL ENERGY'S DIVIDEND REINVESTMENT PLAN AND XCEL ENERGY SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS.
        Xcel Energy issued 668,746 shares under its dividend reinvestment plan and 217,194 shares under its system employee benefit and executive compensation plans.

j.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL ENERGY OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE FOURTH QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.

        1.     The following guarantees were issued during the Fourth Quarter:

Guarantor             Beneficiary                   Amount          Matures       Purpose
--------------------- ----------------------------- --------------- ------------- -----------------------
Xcel Energy           e prime, inc.                 $     420,000   04/30/02      Gas Trading
Xcel Energy           e prime, inc.                 $   4,000,000   06/30/02      Gas Trading
Xcel Energy           e prime, inc.                 $   1,000,000   10/31/02      Gas Trading
Xcel Energy           e prime, inc.                 $     700,000   10/31/02      Gas Trading
Xcel Energy           e prime, inc.                 $   1,000,000   10/30/02      Gas Trading
Xcel Energy           e prime, inc.                 $     100,000   09/30/02      Gas Trading
Xcel Energy           e prime, inc.                 $   1,400,000   09/30/02      Gas Trading
Xcel Energy           e prime, inc.                 $   1,500,000   11/30/02      Gas Trading
Xcel Energy           e prime, inc.                 $   5,000,000   12/31/02      Gas Trading
Xcel Energy           e prime, inc.                 $   1,250,000   12/31/02      Gas Trading
Xcel Energy           e prime, inc.                 $   5,000,000   Continuing    Gas Trading
Xcel Energy           e prime, inc.                 $   5,000,000   11/30/02      Gas Trading
Xcel Energy           e prime, inc.                 $   1,500,000   12/31/02      Gas Trading
Xcel Energy           e prime, inc.                 $     300,000   11/30/03      Gas Trading
Xcel Energy           XERS Inc.                     $  17,000,000   Continuing    Agreement Obligations
Xcel Energy           XERS Inc.                     $       8,100   12/31/02      Payment Obligations


Guarantor             Beneficiary                   Amount          Matures       Purpose
--------------------- ----------------------------- --------------- ------------- ----------------------------
                      e prime Energy Marketing,
Xcel Energy           Inc.                          $   1,500,000   10/31/02      Electric/Gas Trading
                      Viking Gas Transmission
Xcel Energy           Company                       $  60,000,000    03/2003      Payment on notes
                      Energy Masters                                              Energy Conservation
Xcel Energy           International, Inc.           $   2,583,652   11/01/18      Projects
                      Southwestern Public Service                                 Letter of Credit
Xcel Energy           Company                       $      75,000   01/01/03      Obligations

NRG Northeast
Generating LLC
("NRG NE")            NRG Power Marketing, Inc.     $   5,000,000   10/31/02      Electric Power Agreements
NRG NE                NRG Power Marketing, Inc.     $   1,000,000   10/31/02      Electric, gas, physical
NRG NE                NRG Power Marketing, Inc.     $   4,000,000   11/30/02      Electric, gas, financial
NRG NE                NRG Power Marketing, Inc.     $  10,000,000   11/30/02      Electric, gas, financial
NRG NE                NRG Power Marketing, Inc.     $   9,000,000   12/31/02      Electric power/ derivatives
NRG NE                NRG Power Marketing, Inc.     $   1,500,000   11/30/02      Derivative transactions
NRG NE                NRG Power Marketing, Inc.     $  15,000,000   12/31/02      Derivative transactions
NRG South Central
Generating LLC                                                                    Electric and Gas
("NRG SC")            NRG Power Marketing, Inc.     $  10,000,000   10/31/02      Agreements
NRG SC                NRG Power Marketing, Inc.     $   1,000,000   12/31/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   1,000,000   10/31/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $  15,000,000   Continuing    Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   1,200,000   10/31/02      Transportation Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $  20,000,000   10/12/02      Electric/Gas Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $  10,000,000   12/31/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $  12,000,000   12/31/02      Derivative transactions
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   5,000,000   10/31/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $  15,000,000   12/01/02      Gas Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   1,500,000   11/01/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   4,000,000   11/30/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   4,000,000   11/30/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $     500,000   11/30/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   8,000,000   12/31/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   2,000,000   12/31/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $     250,000   12/19/02      Scheduling Agreement
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   3,000,000   12/31/02      Electric Agreements
NRG Energy, Inc.      NRG Power Marketing, Inc.     $   2,000,000   12/31/02      Gas/Derivatives
NRG Energy, Inc.      Bourbonnais LLC               $  15,000,000   12/31/03      Turbine Purchases
NRG Energy, Inc.      Brazos Valley Energy LP       $   7,300,000   Continuing    Interconnection Agreement
NRG Energy, Inc.      Brazos Valley Energy LP       $     300,000   Continuing    Interconnection Agreement
NRG Energy, Inc.      NRG Ilion LP                  $  12,847,853   03/25/04      Lease Amounts

Guarantor             Beneficiary                   Amount          Matures       Purpose
--------------------- ----------------------------- --------------- ------------- ----------------------------
NRG Energy, Inc.      NRG McClain LLC               $  6,600,000    12/31/05      Debt Service
                      NRG Mid-Atlantic Generating
NRG Energy, Inc.      LLC                           $  5,000,000    01/01/06      Debt Service
NRG Energy, Inc.      Meriden Gas Turbine LLC       $  9,157,500    03/30/02      Plant Construction


        2. The following letters of credit were issued/renewed during the Fourth Quarter:


                                                                 Issued/                    Expiration
Issuing Entity        Beneficiary                                Renewed     Amount         Date
--------------------- ------------------------------------------ ----------- -------------- --------------
Xcel Energy           Bank of N.T. Butterfield and Son, Limited  Issued      $13,315,500    10/29/02
Seren Innovations,
Inc.                  City of Walnut Creek                       Renewed     $    50,000    10/22/02
NRG Energy, Inc.      Dakota County - Rosemount                  Issued      $    15,000    12/31/02
NRG Energy, Inc.      Dakota County - Eagan                      Issued      $    15,000    12/31/02
NRG Energy, Inc.      MN Pollution Control Agency                Issued      $ 2,640,000    07/01/02
NRG Energy, Inc.      Pacific Gas & Transmission                 Renewed     $ 3,992,087    11/01/02
NRG Energy, Inc.      Hudson United                              Renewed     $ 1,891,395    12/31/02
NRG Energy, Inc.      Hudson United                              Renewed     $15,159,561    12/31/02
NRG Energy, Inc.      Dakota County                              Renewed     $    30,000    12/31/02
NRG Energy, Inc.      City of Lakeville                          Renewed     $    25,000    12/31/02
NRG Power
Marketing, Inc.       Southern Company Services                  Renewed     $   100,000    10/31/02
NRG Energy, Inc.      Credit Suisse                              Renewed     $ 9,140,725    11/30/02


        3. Xcel Energy guaranteed an additional $25,008,454 of surety bonds in the Fourth Quarter. Such guarantees are exempt under Rule
               45 (b)(6).

k.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY DURING THE FOURTH QUARTER.

        On November 9, 2001, Xcel Energy renewed its $400 million 364-day credit agreement with several banks until November 8, 2002. The interest rate for direct borrowings under the 364-day facility is the Eurodollar
        Rate plus a spread of .32% if the aggregate amount of borrowings and letters of credit under the 364-day facility and Xcel Energy's $400 million five-year facility, entered into on November 10, 2000, is less than 33 1/3% of the total amount of the two facilities and .42% if aggregate borrowings under the facilities is greater than $267 million. Proceeds from the facility are used for general corporate purposes, primarily for supporting commercial paper borrowings.

        Xcel Energy borrows and repays short-term debt on an on-going basis. As of December 31, 2001, Xcel Energy had $446,550,000 in short-term debt outstanding at an average cost of 2.72%.

l.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52. On an on-going basis Cheyenne Light, Fuel and Power Company (Cheyenne) borrows and repays short-term debt to Xcel Energy. As of December 31, 2001, Cheyenne had $26,210,000 in short-term debt outstanding at an average cost of 2.84%.

        On an on-going basis Black Mountain Gas Company borrows and repays short-term debt to Xcel Energy. As of December 31, 2001, Black Mountain Gas Company had $3,307,967 in short-term debt outstanding at an average cost of 2.84%.

m.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FOURTH QUARTER THAT ARE NOT EXEMPT UNDER RULE 52.

        1. Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of December 31, 2001, the following such inter-company notes were outstanding with an average interest rate of 2.84%:

                                                                                         Amount
Lender                            Borrower                                             Outstanding
--------------------------------- ------------------------------------------------- ------------------
Xcel Energy                       Xcel Energy WYCO Inc.                             $   1,975,000
Xcel Energy                       Xcel Energy Services Inc.                         $  10,265,000
Xcel Energy                       Xcel Energy International Inc.                    $  26,213,691
Xcel Energy International Inc.    Xcel Energy Argentina Inc.                        $  20,853,000
NCE Communications, Inc.          Xcel Energy Communications Group, Inc.            $   2,519,000
Xcel Energy                       Xcel Energy Retail Holdings, Inc. ("Xcel          $  22,002,000
                                  Retail")
Xcel Retail                       e prime Energy Marketing, Inc.                    $   3,825,000
Xcel Retail                       Xcel Energy Cadence                               $     825,500
Xcel Retail                       The Planergy Group                                $  21,031,350
Xcel Retail                       XERS Inc.                                         $   2,215,000
Xcel Energy Centrus               Xcel Retail                                       $      47,000
Utility Engineering               Xcel Energy Wholesale Group, Inc.                 $  69,000,000
Quixx Corporation                 Utility Engineering                               $  45,300,000
Xcel Energy                       Xcel Energy Wholesale Group, Inc.                 $  78,940,000
Utility Engineering               Applied Power Associates, Inc.                    $     800,000
Utility Engineering               Proto-Power Corporation                           $   1,150,000
Utility Engineering               Universal Utility Services                        $   1,750,000
Utility Engineering               Precision Resource Company                        $     775,000
Xcel Energy                       Xcel Energy Markets Holdings, Inc.                $  17,395,000
Xcel Energy Markets Holdings,
Inc.                              e prime, inc.                                     $  22,900,000
Viking Gas Transmission Company   Xcel Energy Markets Holdings, Inc.                $   5,475,000
Texas-Ohio Pipeline, Inc.         Xcel Energy Ventures Inc.                         $     154,000

n.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE FOURTH QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.
        Utility Subsidiaries Short-term Debt
        On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of December 31, 2001, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

                         Utility Subsidiary                     Amount       Avg. Rate
           ------------------------------------------------ --------------- ------------
           Public Service Company of Colorado (PSCo)        $562,812,000       2.66%
           Southwestern Public Service Company (SPS)        $          0         --
           Northern States Power-Minnesota (NSP-MN)         $381,184,000       2.50%
           Northern States Power-Wisconsin                  $ 34,300,000       2.50%

        Utility Subsidiaries Letters of Credit Issued/Renewed

                                                                   Issued/                    Expiration
Issuing Entity  Beneficiary                                        Renewed      Amount        Date
--------------- -------------------------------------------------- ----------- -------------- ------------
NSP-MN          Riverside                                          Renewed     $    375,000   04/13/03
NSP-MN          Nuclear Regulatory Commission                      Renewed     $    750,000   02/01/03
NSP-MN          Black Dog Ash Storage                              Renewed     $    324,000   02/01/03
NSP-MN          Old Republic Insurance                             Renewed     $    200,000   01/31/03
NSP-MN          Sherburne County Public Works                      Renewed     $      5,000   12/31/02
PSCo            PJM Interconnection, L.L.C.                        Renewed     $  3,000,000   10/30/02
PSCo            The New York Independent System Operator, Inc.     Issued      $  2,000,000   06/28/02
SPS             Southwest Power Pool                               Renewed     $  1,968,520   01/01/03
SPS             Southwest Power Pool                               Issued      $     75,000   01/01/03


        PSCo
        As of December 31, 2001, PSCo had short-term borrowings outstanding from its subsidiary P.S.R. Investments, Inc. of $6,283,000 at an average rate of 2.76%.

        SPS
        In October 2001, SPS sold $500,000,000 principal amount of its 5.125% Series B Senior Notes due November 1, 2006. The Series B Senior Notes were sold under the following terms and conditions:

                                                  Per Senior Note
               Price to Public                        99.728%
               Underwriting Discount                  00.600%
               Proceeds to SPS                        99.128%

        The net proceeds to SPS were used to repay short-term debt that was issued (1) to redeem and defease prior to maturity $405 million of SPS's first mortgage bonds in anticipation of restructuring related to deregulation in New Mexico and Texas, and (2) to fund capital expenditures for acquisition of utility property and for construction, extension and improvement of its utility facilities and service.

o.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE FOURTH QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

          1.) As of December 31, 2001, 1480 Welton, Inc. had short-term borrowings from Xcel Energy of $28,542,000 at an average rate of 2.62%. The proceeds from this intercompany borrowing were used to redeem prior to maturity 1480 Welton, Inc.'s 13.25% notes due 2016.

          2.) In November 2001, NRG McClain LLC entered into a $181,000,000 term loan facility and an $8,000,000 working capital facility. The termination date for both facilities is November 30, 2006. As of December 31, 2001, $151,885,000 was drawn on the term loan facility and the working capital facility was fully drawn. The rate for both at December 31, 2001 was 3.43%. Proceeds were used to repay a credit facility that had provided funds for the acquisition of the McClain generating facility.

p.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE FOURTH QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.
        NRG Energy, Inc. entered into the following interest rate hedges:

                                                 Effective   Expiration
 Notional Amount              Swap Rate             Date        Date          Counterparty
 --------------------- ------------------------- ----------- ----------- ------------------------
     $250,000,000               4.140%            10/01/02    12/31/02   ABN Amro
     $125,000,000        6 mo LIBOR + 2.495%      11/20/01    02/01/06   Salomon Smith Barney
     $100,000,000         6 mo LIBOR +1.725%      12/14/01    06/01/09   Bank of America
     $200,000,000        6 mo LIBOR + 2.530%      11/07/01    06/01/09   Salomon Smith Barney
     $100,000,000         6 mo LIBOR + 1.14%      01/02/02    07/15/06   Bank of America
     $100,000,000         6 mo LIBOR + 1.14%      01/15/02    07/15/06   Salomon Smith Barney
     $100,000,000        6 mo LIBOR + 1.3575%     01/15/02    07/15/06   Bank of America
     $ 80,000,000               2.450%            01/04/02    12/31/02   West LB

        Additionally, NRG Energy, Inc. reports changes to the following interest rate hedges:

              Notional                            Effective  Expiration
               Amount             Swap Rate          Date        Date        Counterparty
          ------------------ -------------------- ---------- ------------ ------------------
             $19,569,834           7.520%         08/05/97    09/30/02    Heleba
             $49,989,000           6.710%         02/23/93    05/02/05    Credit Lyonnais

q.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE FOURTH QUARTER.
        None.

r.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE FOURTH QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE FOURTH QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE FOURTH QUARTER.
        The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of December 31, 2001 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-K for December 31, 2001. The file numbers are as follows:

               Xcel Energy                                       1-3034
               Public Service Company of  Colorado               1-3280
               Southwestern Public Service Company               1-3789
               Northern States Power Company (Minnesota)         000-31709
               Northern States Power Company (Wisconsin)         10-3140
               NRG Energy, Inc.                                  001-15981
               NRG Northeast Generating LLC                      333-42638
               NRG South Central Generating LLC                  333-48900

        The following balance sheets as of December 31, 2001 were filed under confidential treatment pursuant to Rule 104(b):

        Exhibit 1     Xcel Energy Wyco Inc.
        Exhibit 2     Xcel Energy Services Inc.
        Exhibit 3     Xcel Energy International Inc.
        Exhibit 4     Xcel Energy Communications Group, Inc.
        Exhibit 5     NCE Communications, Inc.
        Exhibit 6     Xcel Energy Retail Holdings, Inc.
        Exhibit 7     Xcel Energy Cadence
        Exhibit 8     The Planergy Group
        Exhibit 9     Viking Gas Transmission Company
        Exhibit 10    Xcel Energy Wholesale Group, Inc.
        Exhibit 11    Applied Power Associates, Inc.
        Exhibit 12    Proto-Power Corporation
        Exhibit 13    Universal Utility Services
        Exhibit 14    Precision Resource Company
        Exhibit 15    Xcel Energy Markets Holdings, Inc.
        Exhibit 16    e prime, inc.
        Exhibit 17    Texas-Ohio Pipeline, Inc.
        Exhibit 18    Quixx Corporation
        Exhibit 19    Xcel Energy Centrus
        Exhibit 20    Utility Engineering
        Exhibit 21    Cheyenne Light, Fuel and Power Company
        Exhibit 22    Black Mountain Gas Company

        Exhibit 23    Xcel Energy Ventures Inc.
        Exhibit 24    Energy Masters International, Inc.
        Exhibit 25    1480 Welton, Inc.
        Exhibit 26    P.S.R. Investments, Inc.
        Exhibit 27    Seren Innovations, Inc.
        Exhibit 28    e prime Energy Marketing, Inc.
        Exhibit 29    XERS Inc.
        Exhibit 30    Xcel Energy Argentina Inc.
        Exhibit 31    NRG Power Marketing, Inc.
        Exhibit 32    NRG Midatlantic Generating LLC
        Exhibit 33    Meriden Gas Turbine LLC
        Exhibit 34    Bourbannais LLC
        Exhibit 35    NRG Ilion LP
        Exhibit 36    NRG McClain LLC
        Exhibit 37    Brazos Valley Energy LP

s.)     REGISTRATION STATEMENTS FILED DURING THE FOURTH QUARTER
        The following registration statements were filed:
        Form S-3 file number 333-74996 filed December 12, 2001 by Xcel Energy

        I, Paul E. Pender, Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                       XCEL ENERGY INC.

                                       By: /s/ Paul E. Pender
                                           -------------------------------------
                                           Paul E. Pender
                                           Treasurer

Dated:  March 29, 2002




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